N-SAR Item 77Q(3) Exhibit
Because the electronic format of filing Form
N-SAR does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Balanced Fund

72DD		73A		74U        	74V
Dollar		Per Share	Shares
Distributions	Distributions	Outstanding	NAV

Class A	16,087,492	0.18	89,537,581	8.28
Class B	832,482		0.10	6,373,155	8.29
Class C	802,901		0.11	7,365,794	8.29
Class I	4,218,960	0.20	20,462,111	8.25